# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMTECH TELECOMMUNICATIONS CORP /DE/, CIK 0000023197
CUSIP: 205826209
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 305 N 54th Street, Chandler, Arizona (AZ), 85226
Date of event which requires filing of this statement: 06/14/2026
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Ave.,, Evanston, Illinois (IL), 60201, (847) 905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,402,628.13; sole dispositive power 0; shared dispositive power 22,402,628.13; aggregate amount beneficially owned 22,402,628.13 (42.78% of the class)
  Comment: (1) Comprised of 22,402,628.13 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,402,628.13; sole dispositive power 0; shared dispositive power 22,402,628.13; aggregate amount beneficially owned 22,402,628.13 (42.78% of the class)
  Comment: (1) Comprised of 22,402,628.13 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,402,628.13; sole dispositive power 0; shared dispositive power 22,402,628.13; aggregate amount beneficially owned 22,402,628.13 (42.78% of the class)
  Comment: (1) Comprised of 22,402,628.13 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,402,628.13; sole dispositive power 0; shared dispositive power 22,402,628.13; aggregate amount beneficially owned 22,402,628.13 (42.78% of the class)
  Comment: (1) Comprised of 22,402,628.13 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the Ownership Cap. Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10 per share
Name of issuer: COMTECH TELECOMMUNICATIONS CORP /DE/
Address of issuer's principal executive offices: 305 N 54th Street, Chandler, Arizona (AZ), 85226
Comment: This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on October 29, 2021 as amended on November 16, 2021, October 10, 2023, December 15, 2023, January 25, 2024, June 20, 2024, October 17, 2024, March 3, 2025 and July 23, 2025 (together with this Amendment No. 9, the "Schedule 13D"), relating to shares of common stock, $0.10 par value per share ("Common Stock"), of Comtech Telecommunication Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company is 305 N 54th Street, Chandler, Arizona 85226. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. This Statement relates to shares of Common Stock (the "Shares") held for the accounts of each of: Magnetar Structured Credit Fund, LP, a Delaware limited partnership ("Magnetar Structured"), Magnetar Longhorn Fund LP, a Delaware limited partnership ("Magnetar Longhorn"), Purpose Alternative Credit Fund - F LLC, a Delaware limited liability company ("Purpose Alternative F"), Purpose Alternative Credit Fund - T LLC, a Delaware limited liability company ("Purpose Alternative T"), Magnetar Lake Credit Fund LLC, a Delaware limited liability company ("Magnetar Lake"), Magnetar Alpha Star Fund LLC, a Delaware limited liability company ("Magnetar Alpha Star") and Magnetar Capital Fund II LP, a Delaware limited partnership ("Capital Fund II" and, together with Magnetar Structured, Magnetar Longhorn, Purpose Alternative F, Purpose Alternative T, Magnetar Lake and Magnetar Alpha Star, the "Funds").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Amended Subordinated Credit Agreement

On June 14, 2026, Comtech Telecommunications Corp. ("Comtech" or the "Company") entered into the Amendment No. 3 to Subordinated Credit Agreement (the "Subordinated Amendment No. 3") with the guarantors party thereto, the lenders party thereto and U.S. Bank Trust Company, National Association, as agent (the "Subordinated Agent"), which amends that certain Subordinated Credit Agreement, dated as of October 17, 2024, among the Company, the guarantors party thereto, the lenders party thereto and the Subordinated Agent (as amended by that certain Waiver and Amendment No. 1 to Subordinated Credit Agreement, dated as of March 3, 2025, and that certain Amendment No. 2 to Subordinated Credit Agreement, dated as of July 21, 2025, the "Existing Subordinated Credit Agreement" and, as amended by the Subordinated Amendment No. 3, the "Amended Subordinated Credit Agreement").

Under the Subordinated Amendment No. 3, the Subordinated Agent (a) acknowledges that the form of, and the terms and conditions set forth in, the Securities Purchase Agreement (the "Purchase Agreement") and certain ancillary agreements related to the transactions contemplated by that certain Purchase Agreement, by and among Comtech, certain direct or indirect subsidiaries of Comtech named therein and Wavestream Corporation, a Delaware corporation and an affiliate of Gilat Satellite Networks Ltd. (the "Transactions") are acceptable to it, and (b) acknowledges and agrees that the Transactions shall not result in a Change of Control (as defined in the Existing Subordinated Credit Agreement). The Subordinated Amendment No. 3 further amends the Existing Subordinated Credit Agreement to, among other things, (i) suspend, until the four-quarter period ending July 31, 2027, testing of the fixed charge coverage ratio, the net leverage ratio and the minimum EBITDA covenants in the Amended Subordinated Credit Agreement, (ii) modify the calculation of the make-whole premium applicable to certain tranches of the subordinated term loans (as described in further detail below), and (iii) clarify that the Advance Payment will not be required to be applied to prepay the applicable obligations in accordance with the terms of the Amended Subordinated Credit Agreement until the consummation of the Transactions.

The Amended Subordinated Credit Agreement provides that, with respect to the subordinated term loans that are subject to make-whole amounts (which such subordinated term loans have an aggregate outstanding principal amount of $65,000,000), the make-whole amount will be equal to (i) before and on April 1, 2027, the principal repayment amount multiplied by 50.0%, plus, starting on March 3, 2027, interest accrued on the principal amount outstanding at the Make-Whole Interest Rate (as defined below) and calculated as of any such date of determination; and (ii) after April 1, 2027, the principal repayment amount multiplied by 75.0% plus, starting on April 1, 2027, interest accrued on the principal amount outstanding at the Make-Whole Interest Rate (as defined below) and calculated as of any such date of determination. The Make-Whole Interest Rate is a rate equal to 16.0% per annum, which is increased by 2.0% per annum upon the occurrence and during the continuation of an event of default under the Amended Subordinated Credit Agreement.

The other material terms of the Amended Subordinated Credit Agreement remain unchanged.

Terms used, but not defined, in this Amendment No. 9 have the meanings set forth in the Amended Subordinated Credit Agreement.

Lender Warrants and the Registration Rights Agreement Amendment

In connection with the Subordinated Amendment No. 3, the Company issued, in a transaction exempt from registration under the Securities Act of 1933, as amended, warrants (the "Lender Warrants" and together with the Preferred Warrants (as defined below), the "Warrants") to certain lenders under the Amended Subordinated Credit Agreement (the "Warrant Holders"), which entitles Warrant Holders to purchase from the Company up to 625,000 shares (the "Warrant Shares") of the Company's common stock, par value $0.10 per share (the "Common Stock"), at any time and from time to time from the Vesting Date (as defined below) and on or prior to the close of business on 5:00 p.m., New York, NY time, on April 17, 2032, at an exercise price of $0.10 per share, subject to certain adjustments, including Lender Warrants entitling the Funds to purchase up to 500,000 Warrant Shares. The Lender Warrants and the Warrant Shares will vest and become exercisable on October 17, 2026 (the "Vesting Date"); provided, however, that the Lender Warrants will not vest, and will be automatically and irrevocably forfeited and cancelled for no consideration, if, prior to the Vesting Date, the Closing Date Term Loans (as defined in the Amended Subordinated Credit Agreement) have been repaid in full, including (x) all accrued and unpaid interest on the Closing Date Term Loans and (y) the applicable make-whole amount payable in connection with such payment.

In connection with the issuance of the Lender Warrants, the Company entered into an amendment (the "Registration Rights Agreement Amendment") to that certain Registration Rights Agreement, dated as of March 3, 2025 (the "Existing Registration Rights Agreement"), by and among the Company and the investors parties named therein, to grant Warrant Holders certain customary registration rights with respect to the shares of Common Stock issuable upon exercise of the Lender Warrants.

Director Agreement

In addition, in connection with the Subordinated Amendment No. 3, the Company entered into a director agreement (the "Director Agreement") with Magnetar Financial LLC, as representative of the lenders under the Amended Subordinated Credit Agreement (the "Representative"), pursuant to which the Company has agreed to nominate to the Board one individual designated by the Representative on behalf of the Lenders. This Director Agreement, including the obligation to nominate such individual to the Board, will continue until such time as the Investors (as defined below) no longer own, in the aggregate, an amount of Series B-3 Convertible Preferred Stock, or, following the completion of the June 2026 Exchange, Series B-4 Convertible Preferred Stock (each as defined below) with an aggregate liquidation preference of such preferred stock equal to at least $20,000,000 as more specifically set forth in the Director Agreement.

Changes to Convertible Preferred Stock

In connection with the transactions described above, on June 14, 2026, Comtech and certain affiliates and related funds of Magnetar Capital LLC and White Hat Capital Partners LP (together, the "Investors") agreed to, among other things, (i) consent to the Purchase Agreement, certain ancillary agreements related to the Transactions, and the consummation of the Transactions, (ii) waive any rights to repayment or repurchase of shares of Series B-3 Convertible Preferred Stock (as defined below) owned or controlled by such Investor or its related parties in connection with the Transactions, and (iii) change certain terms of the Company's Series B-3 Convertible Preferred Stock, par value $0.10 per share (the "Series B-3 Convertible Preferred Stock"). The changes provide that (i) the Investors may not exercise their optional repurchase right until October 31, 2029, except upon consummation of certain qualified asset sales by Comtech or its subsidiaries or upon a Change of Control (as defined in the Certificate of Designations of the Series B-4 Convertible Preferred Stock (as defined below)), and (ii) the Investors may not elect to receive dividends in cash earlier than October 31, 2028. White Hat Capital Partners LP, one of the Investors, is affiliated with Mark Quinlan, a member of the Company's Board of Directors.

To effect the changes described above, the Company and the Investors entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which the Investors will exchange (the "June 2026 Exchange"), in a transaction exempt from registration under the Securities Act of 1933, as amended, all of the 178,180.34 shares of Series B-3 Convertible Preferred Stock outstanding for 178,180.34 shares of the Company's newly issued Series B-4 Convertible Preferred Stock, par value $0.10 per share, with an initial liquidation preference equal to the per share liquidation preference of the Series B-3 Convertible Preferred Stock as of the date of issuance (collectively, the "Series B-4 Convertible Preferred Stock"). Consummation of the June 2026 Exchange and issuance of shares of Series B-4 Convertible Preferred Stock are conditioned upon the consummation of the Transactions and are expected to occur on the date of the Closing.

Voting Agreements

In connection with the Exchange Agreement, the Company entered into Voting Agreements, substantially consistent with existing agreements relating to the Series B-3 Convertible Preferred Stock, with each of the Investors (together, the "Voting Agreements"), pursuant to which the Investors agreed, among other things, subject to the qualifications and exceptions set forth in the Voting Agreements, to vote their shares of Series B-4 Convertible Preferred Stock or shares issued upon conversion of the Series B-4 Convertible Preferred Stock that exceed, in the case of Magnetar, 16.50% of the Company's outstanding voting power as of January 22, 2024, in the same proportion as the vote of all holders (excluding the Investors) of the Series B-4 Convertible Preferred Stock or the Common Stock, as applicable. The Voting Agreements will automatically take effect as of the Closing, and the existing voting agreements relating to the Series B-3 Convertible Preferred Stock will be automatically terminated.

Registration Rights Agreement

In connection with the Exchange Agreement, the Company also entered into a Registration Rights Agreement, substantially consistent with the existing agreement relating to the Series B-3 Convertible Preferred Stock, with the Investors (the "Registration Rights Agreement"), pursuant to which the Company granted the Investors certain customary registration rights with respect to the shares of Common Stock issued and issuable upon conversion of Series B-4 Convertible Preferred Stock and upon exercise of Warrants, including the Lender Warrants and the Preferred Warrants (as defined below) issued in substitution for the Series B-4 Convertible Preferred Stock in certain circumstances (described below). The Registration Rights Agreement will become effective automatically as of the Closing and the Existing Registration Rights Agreement will be automatically terminated.

Designation of Series B-4 Convertible Preferred Stock

Except for the changes described above, the powers, preferences and rights of the Series B-4 Convertible Preferred Stock are substantially similar as those of the Series B-3 Convertible Preferred Stock, including, without limitation, that the shares of Series B-4 Convertible Preferred Stock are convertible into shares of Common Stock at a conversion price of $7.99 per share of Common Stock (the same as the conversion price of the Series B-3 Convertible Preferred Stock, and subject to the same adjustments).

Preferred Warrants

Like the Series B-3 Convertible Preferred Stock, the Series B-4 Convertible Preferred Stock will provide for repurchase of the Series B-4 Convertible Preferred Stock at the Company's option or the holders' options upon the occurrence of specified asset sales. Upon the occurrence of such repurchases by an Investor or the Company, the Company will issue to each Investor whose shares of Series B-4 Convertible Preferred Stock were repurchased a warrant to purchase Common Stock (each, a "Preferred Warrant", collectively, the "Preferred Warrants"). A Preferred Warrant will represent the right to acquire Common Stock, as further described in the Exchange Agreement, for a term of five years and six months from the issuance of such Warrant, in the amount of (x) the aggregate Liquidation Preference of shares of Series B-4 Convertible Preferred Stock purchased by the Company divided by (y) the Conversion Price as of such Optional Repurchase Date or the Optional Call Date, subject to adjustments set forth in the Warrant, and with an initial exercise price equal to the Conversion Price as of such Optional Repurchase Date or the Optional Call Date, as applicable, in each case, subject to adjustments substantially similar to the Series B-4 Convertible Preferred Stock. Capitalized terms used but not defined in this paragraph shall have the meanings ascribed to them in the Exchange Agreement.

The foregoing descriptions of the Certificate of Designations (which is included in the Exchange Agreement that is filed as exhibit), the Lender Warrants, the Preferred Warrants, the Subordinated Amendment No. 3, the Exchange Agreement, the Voting Agreement, the Registration Rights Agreement, the Registration Rights Agreement Amendment and the Director Agreement and are not complete and are qualified in their entirety by reference to the full text of such agreements, which are attached to this Amendment No. 9 as Exhibits 1 through 9, respectively, and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person, which includes accumulated dividends through March 31, 2026. The percentages used in this Schedule 13D are calculated based upon an aggregate of 29,961,431 shares of Common Stock outstanding as of June 11, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending April 30, 2026 as filed with the SEC on June 15, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which includes accumulated dividends through March 31, 2026.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by each Reporting Person in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 4 of this Amendment No. 9 are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1: Form of Lender Warrant Agreement (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 15, 2026).

Exhibit 2: Form of Preferred Warrant Agreement (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on June 15, 2026).

Exhibit 3: Amendment No 3. to Subordinated Credit Agreement, dated as of June 14, 2026, by and among Comtech Telecommunications Corp., as borrower, the guarantors named therein, the lenders named therein, and U.S. Bank Trust Company, National Association, as agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 15, 2026).

Exhibit 4: First Amendment to Registration Rights Agreement, dated as of June 14, 2026, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 15, 2026).

Exhibit 5: Director Agreement, dated as of June 14, 2026, by and among Comtech Telecommunications Corp., Magnetar Financial LLC and the Investors named therein. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on June 15, 2026).

Exhibit 6: Exchange Agreement, dated as of June 14, 2026, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on June 15, 2026).

Exhibit 7: Form of Voting Agreement (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on June 15, 2026).

Exhibit 8: Registration Rights Agreement, dated as of June 14, 2026, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on June 15, 2026).

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, GP of Magnetar Capital Partners LP, its Sole Member (06/17/2026)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, its General Partner (06/17/2026)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager (06/17/2026)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager (06/17/2026)